BERENSON & COMPANY, LLC

(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue 24 Floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisneramper, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lewis _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Chelsea Morris
Notary Public - State of New York
Qualified in New York City
My Commission Expires 4/18/2019

_____
Notary Public

_____ Michael Lewis _____
Signature

__ CFO _____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents





EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
February 25, 2019

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 3,161,557
Due from affiliates	919,551
Fixed assets	22,225
Other assets	25,487
	$ 4,128,820

LIABILITIES

Accrued expenses and other liabilities	$ 110,012

MEMBER'S EQUITY

	4,018,808
	$ 4,128,820

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2018

Note A - Organization

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

Note B - Summary of Significant Accounting Policies

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Strategic Advisory Fees

Advisory fees include fees earned from providing strategic advisory, capital formation and restructuring services. Advisory services are provided in accordance with the terms of the contract and are normally provided over time. Fees related to this performance obligation are recognized as the client simultaneously receives and consumes the benefit of the advisory services as they are performed.

With respect to certain contracts for which advisory fees are recognized, the Company's primary performance obligation is to perform a broad range of services the client may need over the course of the engagement. For such engagements, the client obtains a benefit from the assurance that the Company is available to it, when-and-if needed or desired. Fees related to these performance obligations are recognized over time.

Other Investment Banking Fees

The Company provides other advisory services on mergers and acquisitions (M&A), financing and restructuring transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Investment Banking Fees (continued)

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the client. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, the Company considers control to have transferred at that point because the Company has a present right to payment, the Company has transferred the output of the service and the client has significant risks and rewards of ownership.

To obtain a contract with a client, the Company may incur costs such as marketing costs and legal fees. The Company determines if these costs would have been incurred regardless of whether the contract with the client was obtained. If the Company determines that it is more likely than not that these costs will not be reimbursed by the client, the costs of obtaining contracts with clients are expensed as incurred.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $3,001,572, which exceeded the minimum net capital requirement of $7,334 by $2,994,238. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2018

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2018 are comprised of the following:

Artwork $ 22,225

NOTE F - RELATED PARTY TRANSACTIONS

The Company allocated compensation, office and professional service expenses to Holdings, INC and Berenson MENA respectively during the year. At December 31, 2018, amounts due from Holdings and INC aggregated $919,551.

The Company has an arrangement to pay the Parent for use of office space.

The Company paid direct expenses of Berenson MENA Ltd., all of which were reimbursed during the year.

NOTE G – MEMBER'S EQUITY

During the year ended December 31, 2018, the Parent withdrew $3,400,000.